1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of Veritone, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Veritone, Inc. (the “Company”) as of December 31, 2017 and 2016, the related consolidated statements of operations and comprehensive loss, stockholders’ equity (deficit) and cash flows for each of the two years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Marcum LLP
/s/ Marcum LLP
We have served as the Company’s auditor since 2016.
Irvine, California
March 9, 2018

VERITONE, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except per share and share data)

	As of December 31,
	2017	2016
ASSETS
Cash and cash equivalents	$29,545	$12,078
Marketable securities	39,598	—
Accounts receivable, net of allowance for doubtful accounts of $38 and $0, respectively	7,691	4,834
Expenditures billable to clients	4,163	3,384
Prepaid expenses and other current assets	2,808	1,071
Total current assets	83,805	21,367
Property, equipment and improvements, net	680	68
Intangible assets, net	3,026	—
Other assets	1,047	913

Total assets	$88,558	$22,348

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK, AND STOCKHOLDERS’ EQUITY (DEFICIT)
Accounts payable	$13,338	$12,321
Accrued media payments	5,999	6,777
Client advances	3,477	1,841
Other accrued liabilities	4,442	3,060
Convertible note payable, net of discounts and issuance costs of $0 and $6,898, respectively	—	13,388
Warrant liability	—	7,114
Total current liabilities	27,256	44,501
Other liabilities	—	22
Total liabilities	27,256	44,523
Commitments and contingencies (Note 7)
Redeemable convertible preferred stock:
Series B Preferred Stock, par value $0.001 per share; no shares authorized, issued and outstanding at December 31, 2017, and 3,092,781 shares authorized, issued and outstanding at December 31, 2016 (aggregate liquidation preference of $18,138 at December 31, 2016)	—	17,897
Series A Preferred Stock, par value $0.001 per share; no shares authorized, issued and outstanding at December 31, 2017, and 5,666,667 shares authorized, 3,914,697 shares issued and outstanding at December 31, 2016 (aggregate liquidation preference of $8,353 at December 31, 2016)	—	5,453
Total redeemable convertible preferred stock	—	23,350
Stockholders’ equity (deficit):
Preferred stock, par value $0.001 per share, 1,000,000 shares authorized at December 31, 2017; no shares issued and outstanding at December 31, 2017	—	—
Common stock, par value $0.001 per share; 75,000,000 and 38,500,000 shares authorized at December 31, 2017 and 2016, respectively; 16,158,883 and 2,620,803 shares issued and outstanding at December 31, 2017 and 2016, respectively	16	4
Additional paid-in capital	170,728	(293)
Accumulated deficit	(109,307)	(45,236)
Accumulated other comprehensive loss	(135)	—
Total stockholders’ equity (deficit)	61,302	(45,525)

Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	$88,558	$22,348
The accompanying notes are an integral part of these consolidated financial statements.

VERITONE, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(in thousands, except per share and share data)

	For the Years Ended December 31,
	2017	2016
Net revenues	$14,413	$8,911
Cost of revenues	1,070	1,577

Gross profit	13,343	7,334

Operating expenses:
Sales and marketing	14,699	8,279
Research and development	13,970	7,900
General and administrative	31,436	14,935

Total operating expenses	60,105	31,114

Loss from operations	(46,762)	(23,780)
Other expense, net	(12,833)	(3,193)

Loss before provision for income taxes	(59,595)	(26,973)
Provision for income taxes	6	6

Net loss	(59,601)	(26,979)
Accretion of redeemable convertible preferred stock	(4,470)	(3,204)

Net loss attributable to common stockholders	$(64,071)	$(30,183)

Basic and diluted net loss per share	$(6.20)	$(14.59)

Weighted-average shares used to compute basic and diluted net loss per share	10,332,593	2,068,334

Comprehensive loss:
Net loss	$(59,601)	$(26,979)
Unrealized loss on marketable securities, net of income taxes	(134)	—
Foreign currency translation adjustments, net of income taxes	(1)	—

Total comprehensive loss	$(59,736)	$(26,979)

The accompanying notes are an integral part of these consolidated financial statements.

VERITONE, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)
(in thousands, except share data)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total
	Shares	Amount
Balance as of December 31, 2015	1,301,249	$2	$(4,527)	$(15,053)	$—	$(19,578)
Stock issued to dissenting stockholder	106,420	—	159	—	—	159
Exercise of options	51,504	—	77	—	—	77
Issuance of warrants	—	—	458	—	—	458
Beneficial conversion feature	—	—	1,812	—	—	1,812
Stock-based compensation expense	961,835	2	1,728	—	—	1,730
Restricted stock issued	199,795	—	—	—	—	—
Accretion of redeemable convertible preferred stock	—	—	—	(3,204)	—	(3,204)
Net loss	—	—	—	(26,979)	—	(26,979)

Balance as of December 31, 2016	2,620,803	4	(293)	(45,236)	—	(45,525)
Common stock offerings	3,621,250	4	56,338	—	—	56,342
Conversion of Series B preferred stock	2,309,135	2	18,666	—	—	18,668
Conversion of Series A preferred stock	2,922,798	3	8,595	—	—	8,598
Exercise of Primary Warrant	2,150,335	2	29,261	—	—	29,263
Conversion of Acacia Note and accrued interest	1,523,746	1	20,736	—	—	20,737
Conversion of Bridge Loan and accrued interest	590,717	—	8,045	—	—	8,045
Common stock issued to Bridge Loan Lenders	300,000	—	3,666	—	—	3,666
Restricted stock issued, net of forfeitures and shares withheld for taxes upon vesting	22,963	—	(33)	—	—	(33)
Common stock repurchased	(7,500)	—	(56)	—	—	(56)
Exercise of options	80,829	—	131	—	—	131
Issuance of warrants	—	—	8,658	—	—	8,658
Beneficial conversion feature	—	—	554	—	—	554
Modification of warrants	—	—	371	—	—	371
Stock-based compensation expense	23,807	—	16,089	—	—	16,089
Accretion of redeemable convertible preferred stock	—	—	—	(4,470)	—	(4,470)
Net loss	—	—	—	(59,601)	—	(59,601)
Other comprehensive loss	—	—	—	—	(135)	(135)

Balance as of December 31, 2017	16,158,883	$16	$170,728	$(109,307)	$(135)	$61,302

The accompanying notes are an integral part of these consolidated financial statements.

VERITONE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	For the Years Ended December 31,
	2017	2016
Cash flows from operating activities:
Net loss	$(59,601)	$(26,979)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	253	151
Intangible asset impairment charges	—	500
Amortization of debt discounts and issuance costs	3,740	3,604
Costs of warrants issued at IPO	5,790	—
Write-off of debt discounts and issuance costs at IPO	10,132	—
Change in fair value of warrant liability	(7,114)	(950)
Stock issued to dissenting shareholder	—	159
Stock-based compensation expense	16,089	1,730
Provision for doubtful accounts	107	—
Changes in assets and liabilities:
Accounts receivable	(2,964)	1,257
Expenditures billable to clients	(779)	(2,164)
Prepaid expenses and other current assets	(1,620)	(305
Accounts payable	1,017	(9,188)
Accounts media payments	(778	6,721
Client advances	1,636	(3,005)
Other accrued liabilities	2,181	1,714
Net cash used in operating activities	(31,911)	(26,755)
Cash flows from investing activities:
Purchases of marketable securities	(39,850)	—
Capital expenditures	(664)	(37)
Intangibles assets acquired	(3,034)	—
Deposits for operating leases	(779)	—
Other	—	(100)

Net cash used in investing activities	(44,327)	(137)
Cash flows from financing activities:
Net proceeds from common stock offerings	56,468	—
Proceeds from exercise of Primary Warrant	29,263	—
Proceeds received under the Bridge Loan Agreement	8,000	—
Proceeds from issuance of convertible note payable	—	20,000
Proceeds from the exercise of stock options	131	77
Deferred common stock offering costs	—	(136)
Debt issuance costs	(68)	(168)
Other	(89)	—
Net cash provided by financing activities	93,705	19,773
Increase (decrease) in cash and cash equivalents	17,467	(7,119)
Cash and cash equivalents, beginning of year	12,078	19,197
Cash and cash equivalents, end of year	$29,545	$12,078
Supplemental Disclosure of Cash Flow Information
Cash paid during the periods for:
Income taxes	$6	$13
Non-cash investing and financing activities:
Conversion of convertible notes payable, including accrued interest, to common stock	$28,782	$—
Conversion of redeemable convertible preferred stock to common stock	$27,266	$—
Unpaid deferred common stock offering costs	$126	$316
The accompanying notes are an integral part of these consolidated financial statements.

VERITONE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data and percentages)
NOTE 1. DESCRIPTION OF BUSINESS
Veritone, Inc., a Delaware corporation (“Veritone”) (together with its wholly owned subsidiaries, collectively, the “Company”), is a provider of artificial intelligence (“AI”) computing solutions. The Company has developed aiWARE™, a proprietary AI operating system that unlocks the power of cognitive computing to transform audio, video and other unstructured data and analyze it in conjunction with structured data in a seamless, orchestrated and automated manner to generate actionable intelligence. The Company’s aiWARE platform (“AI platform”) integrates and orchestrates an open ecosystem of best-of-breed cognitive engines, together with a suite of powerful applications, to reveal valuable multivariate insights from vast amounts of structured and unstructured data. The platform stores the cognitive engine results in a time-correlated database, creating an online, searchable index of audio and video data that enables analysis and automated business solutions. Because of its open architecture, additional cognitive engines can be readily added to the platform, and new applications can be added by the Company or third parties to leverage the platform for a broad range of industries that capture or use audio, video data and other unstructured data, including, without limitation, media, legal, government, politics and other vertical markets.
In addition, the Company operates a full service advertising agency. The Company’s expertise in media buying, planning and creative development, coupled with its proprietary technology platform, enables the Company to analyze the effectiveness of advertising in a way that is simple, scalable and trackable.
Veritone was incorporated as Veritone Delaware, Inc. on June 13, 2014 and changed its name to Veritone, Inc. on July 15, 2014. In July 2014, Veritone merged with ROIM Acquisition Corp. (“RAC”), which owned all of the capital stock of ROIM, Inc. (“ROIM”). Veritone was the surviving corporation in the RAC merger and ROIM became a wholly-owned subsidiary of Veritone following that merger. At that time, Chad Steelberg and Ryan Steelberg, who are brothers, were the majority stockholders of Veritone, RAC and ROIM via direct or indirect ownership interests. Also, in July 2014, Veritone acquired all of the outstanding membership interests in NextMedium, LLC (“NM”). Chad Steelberg and Ryan Steelberg indirectly owned the majority of the membership interests in NM. The Company accounted for these transactions as mergers under common control based upon the guidance in ASC 805-50, so that the assets and liabilities of RAC, ROIM and NM were recorded by the Company at their carryover basis.
Common Stock Offerings
Initial Public Offering
On May 17, 2017, the Company completed an initial public offering (“IPO”) of its common stock. In connection with the IPO, the Company sold 2,500,000 shares of its common stock at $15 per share for aggregate net proceeds of $32,580, after deducting underwriting discounts, commissions and offering costs of $4,920.
Concurrent with the closing of the IPO, the following transactions were completed in accordance with the related agreements (see Notes 6 and 8 for additional information):

(a)	The Series B Preferred Stock, which had a liquidation preference of $18,668 and a net book value of $18,463, was automatically converted into 2,309,135 shares of the Company’s common stock;

(b)	The Series A Preferred Stock, which had a liquidation preference of $8,598 and a net book value of $6,272, was automatically converted into 2,922,798 shares of the Company’s common stock;

(c)
The Secured Convertible Promissory Note (the “Acacia Note”) payable to Acacia Research Corporation (“Acacia”), which had a principal balance of $20,000 and accrued interest of $737, was automatically converted into 1,523,746 shares of the Company’s common stock;

(d)
The five-year warrant issued to Acacia in conjunction with the Acacia Note (the “Primary Warrant”) was automatically exercised by Acacia, which resulted in the issuance of 2,150,335 shares of the Company’s common stock to Acacia in exchange for cash proceeds of $29,263, and upon exercise of the Primary Warrant, the Company issued to Acacia a five-year warrant to purchase 809,400 shares of the Company’s common stock (the “10% Warrant”);

(e)
Pursuant to the Note Purchase Agreement with Acacia and Veritone LOC I, LLC (“VLOC”) (collectively, the “Bridge Loan Lenders”), which provided for a line of credit of up to $8,000 (the “Bridge Loan”), the Bridge Loan Lenders funded the remaining undrawn amounts under the Bridge Loan, which provided cash proceeds of $4,000 to the Company. In connection with this funding, the Company issued to the Bridge Loan Lenders (a) an aggregate of 90,000 shares of its common stock, and (b) fully vested warrants to purchase 120,000 shares of common stock;

(f)	The Bridge Loan, which had a principal balance of $8,000 and accrued interest of $45, was then automatically converted into an aggregate of 590,717 shares of the Company’s common stock; and

(g)
The warrants to purchase an aggregate of 240,000 shares of the Company’s common stock that were issued in connection with the Bridge Loan were automatically adjusted upon completion of the IPO to be exercisable to purchase an aggregate of 313,440 shares of the Company’s common stock (which was equal to 1.5% of the fully diluted shares of common stock outstanding immediately following the closing of the IPO).

Follow-on Common Stock Offering
On November 21, 2017, the Company completed a follow-on public offering of its common stock. In connection with the offering, the Company sold an aggregate of 1,121,250 shares of its common stock (which included the full exercise of the underwriters’ option to purchase additional shares) at $23 per share for aggregate net proceeds of $23,762, after deducting underwriting discounts and commissions and offering costs of $2,027.
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation and Preparation
The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). The consolidated financial statements include the accounts of Veritone and all of its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated. The consolidated financial statements and accompanying notes are the representations of the Company’s management, who is responsible for their integrity and objectivity. In the opinion of the Company’s management, the consolidated financial statements reflect all adjustments, which are normal and recurring in nature, necessary for fair financial statement presentation. The preparation of these consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in these consolidated financial statements and accompanying notes. Actual results could differ materially from those estimates.
Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy, which is based on three levels of inputs, the first two of which are considered observable and the last unobservable, that may be used to measure fair value, is as follows:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•
Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
The Company’s financial instruments, other than its marketable securities and stock warrants, consist primarily of cash and cash equivalents (including money market funds), accounts receivable, accounts payable and convertible notes payable. The Company has determined that the carrying values of these instruments for the periods presented approximate fair value due to their short-term nature and the relatively stable current interest rate environment.
Revenue Recognition
Media Agency
The Company’s media agency places advertisements for clients, primarily with radio broadcasters, podcasters and digital media producers. The Company negotiates its commission rates with its clients. Under the most common billing arrangements, the Company bills clients for the gross costs of the advertisement, which is set by the broadcaster, less any discounts based on negotiated commission rates. The Company remits to the broadcaster the gross amount less the standard commission deducted by the broadcaster. The commission amount negotiated with the client is recorded by the Company as media agency revenue. Media agency revenue is recognized when the advertisement is aired by the broadcaster in accordance with the client arrangement. Expenditures billable to clients are comprised primarily of production and media costs that have been incurred, and the associated fees that have been earned by the Company, but that have not yet been billed to clients.
The Company’s clients are often required to make a deposit or pre-pay the media advertising plan. Such amounts are reflected as client advances on the Company’s consolidated balance sheets until all revenue recognition criteria have been met.
AI Platform
The Company derives its AI platform revenues from a variety of arrangements:
SaaS Agreements: The Company enters into software-as-a-service (“SaaS”) agreements with customers for access to and use of its AI platform. These agreements typically have terms of one year, with renewal options and, in many cases, include the processing of a specified amount of data. The key terms of these agreements include the applications and features of the platform that will be provided, the amount of data that will be processed, the number and classes of cognitive engines that will be used to process the data, the number of licensed users, and the associated service fees. The service fees under these arrangements are generally invoiced monthly in advance. The Company recognizes the net revenues under these arrangements ratably over the contract term. In some cases, the amount of monthly service fees payable under a SaaS agreement represents a percentage of the total spend for advertisements that the Company places on the customer’s broadcast network during the month. For these arrangements, the Company deducts the service fees earned from its payment due to the broadcaster, and it recognizes the net revenues in the month in which the associated advertisements are aired.
Separate Processing Fees: The Company also provides cognitive processing through its platform to customers, either in addition to the amounts of processing (if any) included in their SaaS agreements or under separate agreements, as and when processing of data is required by customers. Such processing is performed at agreed upon rates (generally a rate per hour of media processed) based on the classes and numbers of cognitive engines used in processing the data. The Company generally invoices processing fees on a monthly basis in arrears; however, certain customers may purchase a specified dollar amount of processing in advance. The Company recognizes the net revenues for processing in the period(s) in which the processing is performed.

Software Licenses: The hybrid version of the Company’s AI platform is installed on a third-party device that is sold to customers of the third party. The software is licensed for a monthly fee, and such customers generally pay the fees for processing of their data separately. The Company records the net revenues relating to the licenses of such software each month, commencing with the month in which the third party completes the installation of the hardware device that contains the Company’s software.
In each of these arrangements, the Company recognizes revenue only when it has evidence that an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collection is reasonably assured. The Company’s customer contracts do not contain general rights of return. However, credits may be issued to customers on a case-by-case basis.
In cases in which the Company’s SaaS offerings, software licenses and/or cognitive processing services are sold through independent third parties, such as resellers and distributors, any discounts below standard prices that are provided to such third parties are reflected as reductions in net revenue.
Cash Equivalents and Marketable Securities
All highly liquid investments with maturities of three months or less at the date of purchase are classified as cash equivalents. The Company’s marketable securities have been classified and accounted for as available-for-sale securities. Management determines the appropriate classification of its investments at the time of purchase and reevaluates the classifications at each balance sheet date. Marketable securities are classified as short-term based on their availability for use in current operations. The Company’s marketable securities are carried at fair value, with unrealized gains and losses, net of income taxes, reported as a component of accumulated other comprehensive income (loss) in stockholders’ equity (deficit), with the exception of unrealized losses believed to be other-than-temporary, which are reported in the Company’s consolidated statement of operations and comprehensive loss in the period in which such determination is made. The cost of securities sold is based upon the specific identification method.
Accounts Receivable and Expenditures Billable to Clients
Accounts receivable consist primarily of amounts due from customers under normal trade terms. Allowances for uncollectible accounts are recorded based upon a number of factors that are reviewed by the Company on an ongoing basis, including historical amounts that have been written off, an evaluation of current economic conditions, and an assessment of customer creditworthiness. A considerable amount of judgment is required in assessing the ultimate realization of accounts receivable.
The amounts due from clients based on costs incurred or fees earned that have not yet been billed to clients are reflected as expenditures billable to clients in the accompanying consolidated balance sheets.
Property, Equipment and Improvements
Property, equipment and improvements are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred. Major improvements enhancing the function and/or useful life of the related assets are capitalized. Depreciation and amortization are computed using the straight-line method over the estimated useful lives (or lease term, if shorter) of the related assets. At the time of retirement or disposition of these assets, the cost and accumulated depreciation or amortization are removed from the accounts and any related gains or losses are recorded to earnings.
The useful lives of property, equipment and improvements are as follows:

•	Property and equipment — 3 years

•	Leasehold improvements — 5 years or the remaining lease term, whichever is shorter

The Company assesses the recoverability of property, equipment and improvements whenever events or changes in circumstances indicate that their carrying value may not be recoverable. There was no impairment of property, equipment and improvements for the periods presented.
Impairment of Long-Lived Assets
The Company reviews long-lived assets to be held and used, other than goodwill, for impairment at least annually, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If an evaluation of recoverability is required, the estimated undiscounted future cash flows directly associated with the asset are compared to the asset’s carrying amount. If the estimated future cash flows from the use of the asset are less than the carrying value, an impairment write-down would be recorded to reduce the asset to its estimated fair value.
In March 2016, the Company stopped pursuing a pending patent application for technology it acquired in 2014, and as a result, it recorded a charge of $500 in general and administrative expenses in its consolidated statement of operations and comprehensive loss for 2016 to fully impair such acquired patent. No impairment charges were recorded for the year ended December 31, 2017.
Asset Acquisitions
The Company follows the guidance in ASC 805, Business Combinations, which establishes the principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired in a transaction that is not deemed to be a business combination. The Company accounts for the consideration paid for asset acquisitions using the relative fair value method of accounting and accordingly, the acquired assets are recorded at the allocated pro rata fair values at the date of acquisition. If the purchase price of the assets differs from the total fair value of the acquired assets, the Company allocates the difference pro rata based on the relative fair values to increase or decrease the assigned value of the assets acquired, and such acquisitions do not give rise to goodwill. Any amounts allocated to definite-lived intangible assets are amortized over their estimated useful lives and are tested for impairment on an annual basis. Amounts allocated to indefinite-lived intangible assets are not amortized and are tested for impairment on an annual basis.
Stock-Based Compensation
The Company accounts for stock-based compensation in accordance with ASC 718, Compensation – Stock Compensation . Under the fair value recognition provision of ASC 718, stock-based compensation expense is estimated at the grant date based on the fair value of the award. The Company estimates the fair value of stock options, as well as purchase rights under the Company’s Employee Stock Purchase Plan, using the Black-Scholes-Merton option pricing model. Prior to the Company’s IPO, the fair values of restricted stock awards were estimated at the date of grant by using both the option-pricing method and the probability-weighted expected return method. Following the Company’s IPO, the fair values of restricted stock and restricted stock unit awards granted by the Company are based on the closing market price of the Company’s common stock on the date of grant.
Determining the appropriate fair value of stock options at the grant date requires significant judgment, including estimating the volatility of the Company’s common stock and expected term of the awards. The Company estimates volatility based on the historical volatility of the shares of publicly-traded peers of the Company over the expected term, until sufficient information regarding the volatility of the Company’s shares of common stock becomes available. The expected term represents the period of time that stock options are expected to be outstanding and is determined using the simplified method. The simplified method defines the expected term as the average of the contractual term of the options and the vesting period for all tranches. The risk-free rate is based on the implied yield of U.S. Treasury notes as of the grant date with a remaining term approximately equal to the expected term of the award.

Certain stock-based awards granted by the Company vest based upon the achievement of performance conditions established by the Compensation Committee of the Company’s Board of Directors. Until the Company has determined that the performance conditions have been met, the amount of expense that the Company records related to performance-based awards is estimated based on the likelihood of achieving the performance conditions. Estimated forfeitures are also taken into account in determining the amount of expense recorded by the Company. The fair value of stock-based awards, adjusted for estimated forfeitures (and adjusted for estimated or actual achievement of performance conditions in the case of awards having performance-based vesting conditions), is amortized using the straight-line attribution method over the requisite service period of the award, which is generally the vesting period.
Tax benefits related to stock-based compensation are recognized as a reduction to deferred taxes until the related tax deductions reduce current income taxes. When such event occurs, the tax benefits are then recognized through additional paid in capital. The Company allocates the tax benefits based on the provisions in the tax laws that identify the sequence in which the amounts are utilized for tax purposes (see Note 11).
Advertising and Marketing Costs
Advertising and marketing costs are expensed as incurred and are primarily included in sales and marketing expenses in the Company’s consolidated statements of operations and comprehensive loss. Advertising and marketing costs include online and print advertising, public relations, tradeshows, and sponsorships. For the years ended December 31, 2017 and 2016, the Company recorded expense of $1,252 and $762, respectively, for advertising and marketing costs.
Research and Development Costs and Software Development Costs
Research and development costs are expensed as incurred.
Costs related to the development of computer software to be sold, leased, or otherwise marketed are subject to capitalization beginning when a product’s technological feasibility has been established and ending when a product is available for general release to customers. In most instances, the Company’s products are released soon after technological feasibility has been established and, as a result, software development costs are expensed as incurred. No software development costs were capitalized in 2017 or 2016.
Income Taxes
The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are established for temporary differences between the financial statement carrying amounts and the tax bases of the Company’s assets and liabilities using statutory tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered.
The Company assesses the likelihood that the deferred tax assets will be recovered from future taxable income and, if recovery is not more likely than not, the Company establishes a valuation allowance to reduce the deferred tax assets to the amounts expected to be realized. Realization of the deferred tax assets is dependent on the Company generating sufficient taxable income in future years to obtain a benefit from the reversal of temporary differences and from net operating losses.
The Company utilizes a two-step approach to recognizing and measuring uncertain tax positions. The first step is to determine whether the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes. If the first test is met, then the second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. As of December 31, 2017 and 2016, no liabilities were required to be recorded related to tax positions taken.

Debt Issuance Costs
The Company deferred and amortized fees paid in connection with the issuance of its convertible notes payable. These fees were amortized using a method that approximates the effective interest method over the term of the related financing. The unamortized debt issuance costs were netted against the principal amounts of the convertible notes payable.
Discounts for Debt and Redeemable Convertible Preferred Stock
The Company amortized debt discounts over the term of the debt using a method that approximates the effective interest method. The Company amortized discounts on its redeemable convertible preferred stock from the issuance date to the earliest redemption date using a method that approximates the effective interest method.
Concentration of Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, marketable securities and accounts receivable. The Company places its cash and cash equivalents with what management believes are quality financial institutions in the United States and performs periodic evaluations of the relative credit standing of these financial institutions in order to limit the amount of credit exposure with any one institution. At times, the value of the United States deposits exceeds federally insured limits. The Company has not experienced any losses in such accounts. The majority of the Company’s marketable securities are managed by an investment management firm, under the oversight of the Company’s senior financial management team. The portfolio manager invests the funds in accordance with the Company’s investment policy, which, among other things, limits the amounts that may be invested with one issuer. Such policy is reviewed regularly by the Company’s senior financial management team and the Audit Committee of the Company’s Board of Directors.
Two customers accounted for approximately 24% and 30% of the Company’s net revenues for the years ended December 31, 2017 and 2016, respectively. These same customers accounted for $668 and $939 of the Company’s accounts receivable balance as of December 31, 2017 and 2016, respectively, which accounts receivable included production and media costs and the Company’s related commissions.
Earnings Per Share
Basic and diluted net loss per common share is presented in conformity with the two-class method. Holders of Series B and A preferred stock were each entitled to receive cumulative dividends at a rate of eight percent per year, payable prior to any dividends on the Company’s common stock. In the event a dividend was paid on common stock, the holders of redeemable convertible preferred stock were entitled to a proportionate share of any such dividend as if they were holders of common stock on an as-converted to common stock basis.
Under the two-class method, basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding. Net loss attributable to common stockholders is calculated as net loss less current period redeemable convertible preferred stock dividends and accretion. Diluted net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding, including potential dilutive shares of common stock assuming the dilutive effect of redeemable convertible preferred stock and outstanding stock options, warrants and restricted stock units using the treasury stock method or if-converted method, whichever is more dilutive.

The following table presents the computation of basic and diluted net loss per common share:

	Year Ended December 31,
	2017	2016
Numerator:
Net loss	$(59,601)	$(26,979)
Accretion of redeemable convertible preferred stock	(4,470)	(3,204)

Net loss attributable to common stockholders	$(64,071)	$(30,183)

Denominator:
Weighted-average common shares outstanding	10,515,411	2,205,577
Less: Weighted-average shares subject to repurchase	(182,818)	(137,243)

Denominator for basic and diluted net loss per share attributable to common stockholders	10,332,593	2,068,334

Basic and diluted net loss per share attributable to common stockholders	$(6.20	$(14.59)

The Company reported net losses attributable to common stockholders for all periods presented and, as such, all potentially dilutive shares of common stock would have been antidilutive for such periods. The table below presents the weighted-average securities (in common equivalent shares) outstanding during the periods presented that have been excluded from the calculation of diluted net loss per share attributable to common stockholders because their effect would be anti-dilutive:

	Year Ended December 31,
	2017	2016
Common stock options and restricted stock units	3,148,931	680,437
Warrants to purchase common stock	1,120,053	2,493,449
Shares issuable upon conversion of the convertible note payable	—	1,490,651
Redeemable convertible preferred stock	—	5,083,932

Total	4,268,984	9,748,469

Recently Issued Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (ASU 2014-09), which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount that the entity expects to be entitled to receive when products are transferred to customers. Subsequently, the FASB has issued the following standards related to ASU 2014-09: ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (ASU 2016-08); ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing (ASU 2016-10); and ASU No. 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients (ASU 2016-12). The Company must adopt ASU 2016-08, ASU 2016-10 and ASU 2016-12 with ASU 2014-09 (collectively, the new revenue standards). The new revenue standards may be applied retrospectively to each prior period presented or prospectively with the cumulative effect recognized as of the date of adoption. The new revenue standards will be effective for the Company beginning in the first quarter of 2019. The Company is currently evaluating the impact of adopting the new revenue standards on its consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842).” The amendments under this pronouncement will change the way all leases with duration of one year or more are treated. Under this guidance, lessees will be required to capitalize virtually all leases on the balance sheet as a right-of-use asset and an associated financing lease liability or capital lease liability. The right-of-use asset represents the lessee’s right to use, or control the use of, a specified asset for the specified lease term. The lease liability represents the lessee’s obligation to make lease payments arising from the lease, measured on a discounted basis. Based on certain characteristics, leases are classified as financing leases or operating leases. Financing lease liabilities, those that contain provisions similar to capitalized leases, are amortized in the same manner as capital leases are amortized under current accounting rules, as amortization expense and interest expense in the statement of operations. Operating lease liabilities are amortized on a straight-line basis over the life of the lease as lease expense in the statement of operations. This standard will be effective for the Company beginning the first quarter of 2020. The Company is currently evaluating the impact this standard will have on its policies and procedures pertaining to its existing and future lease arrangements, disclosure requirements and on its consolidated financial statements.
In March 2016, the FASB issued ASU No. 2016-09, “Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting (ASU 2016-09)”. The standard is intended to simplify several areas of accounting for share-based compensation arrangements, including the income tax impact, classification on the statement of cash flows and treatment of forfeitures. This standard will be effective for the Company beginning in the first quarter of 2018. The Company is currently evaluating the impact of this standard on the Company’s consolidated financial statements.
In August 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows (Topic 230),” a consensus of the FASB’s Emerging Issues Task Force,” which provides guidance intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. This standard will be effective for the Company beginning in the first quarter of 2019, with early adoption permitted. The Company does not expect the adoption of this new standard to have a material impact on the Company’s consolidated statement of cash flows.
In May 2017, the FASB issued ASU No. 2017-09, “Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting,” which amends the scope of modification accounting for share-based payment arrangements. Under the standard, an entity should not apply modification accounting if the fair value, vesting conditions, and classification of the awards are the same immediately before and after the modification. The current disclosure requirements in Topic 718 still applies regardless of whether an entity is required to apply modification accounting under the amendments in this update. This standard will be effective for the Company beginning in the first quarter of 2018. The Company is currently evaluating the impact of this standard on the Company’s consolidated financial statements.

NOTE 3. FINANCIAL INSTRUMENTS
Cash, Cash Equivalents and Marketable Securities
The Company’s money market funds and marketable securities are categorized as Level 1 and 2, respectively, within the fair value hierarchy. The following table shows the cost, gross unrealized losses and fair value, with a breakdown by significant investment category, of the Company’s cash, cash equivalents and marketable securities as of December 31, 2017:

	Cost	Gross Unrealized Losses	Fair Value	Cash and Cash Equivalents	Marketable Securities
Cash	$8,925	$—	$8,925	$8,925	$—
Level 1:
Money market funds	20,620	—	20,620	20,620	—
Level 2:
U.S. government securities	4,505	(17)	4,488	—	4,488
Commercial papers	4,959	(5)	4,954	—	4,954
Corporate debt securities	30,268	(112)	30,156	—	30,156

Subtotal	39,732	(134)	39,598	—	39,598

Total	$69,277	$(134)	$69,143	$29,545	$39,598

As of December 31, 2016, the Company had a cash and cash equivalents balance of $12,078, which comprised of $9,922 in cash and $2,156 in money market funds (Level 1).
As of December 31, 2017, the respective maturities of the Company’s marketable securities were as follows:

	Cost	Fair Value
Due in one year or less	$26,004	$25,950
Due after one year through five years	13,728	13,648
Total	$39,732	$39,598

The Company may sell certain of its marketable securities prior to their stated maturities for strategic reasons including, but not limited to, anticipation of credit deterioration and duration management. As of December 31, 2017, the Company considered the declines in market value of its marketable securities to be temporary in nature. The Company typically invests in highly-rated securities, and its investment policy generally limits the amounts that may be invested with any one issuer. The policy generally requires investments to be investment grade, with the primary objective of minimizing the potential risk of principal loss. Fair values were determined for each individual security in the securities portfolio.
Stock Warrants
The Company’s stock warrants are categorized as Level 3 within the fair value hierarchy. Stock warrants have been recorded at their fair value using a probability weighted expected return model. This model incorporates contractual terms, maturity, risk free rates and volatility. The value of the Company’s stock warrants would increase if a higher risk free interest rate were used, and the value of the Company’s stock warrants would decrease if a lower risk free interest rate were used. Similarly, a higher volatility assumption would increase the value of the stock warrants, and a lower volatility assumption would decrease the value of the stock warrants. The development and determination of the unobservable inputs for Level 3 fair value measurements and fair value calculations are the responsibility of the Company’s management with the assistance of a third party valuation specialist.

The following table summarizes quantitative information with respect to the significant unobservable inputs used for the Company’s Primary Warrant that is categorized within the Level 3 fair value hierarchy:

December 31, 2016
Volatility	80%
Risk free rate	1.84%
Discount for lack of marketability	20%
The following table represents a reconciliation of the Level 3 measurement of the Company’s Primary Warrant:

Balance, December 31, 2016	$7,114
Change in fair value of warrant liability	(7,114)
Balance, December 31, 2017	$—
The following table summarizes quantitative information with respect to the significant unobservable inputs used for the Company’s Acacia Note Warrants that are categorized within the Level 3 fair value hierarchy as of December 31, 2016:

	First Tranche	Second Tranche
Volatility	80%	80%
Risk free rate	1.61%	1.68%
Discount for lack of marketability	20%	20%
The total fair value of the Acacia Note Warrants in 2016 under Level 3 measurement was $507. In March 2017, in connection with the amendment of the Acacia Primary Warrant, each of these warrants was amended to provide that the exercise prices thereof shall be equal to the lower of $13.6088 or the IPO price per share. As a result, the following quantitative information was used to determine the fair value of the Company’s Acacia Note Warrants as of March 31, 2017:

	First Tranche	Second Tranche
Volatility	65%	65%
Risk free rate	1.58%	1.64%
Discount for lack of marketability	10%	10%
The total fair value of the Acacia Note warrants under Level 3 measurement increased by $334 to $841.
In connection with the funding of the Bridge Loan, in March 2017, April 2017 and May 2017, the Company issued to the Bridge Loan Lenders warrants to purchase shares of common stock. Such warrants were automatically adjusted upon completion of the IPO. The following table summarizes quantitative information with respect to the significant unobservable inputs used for the Company’s Bridge Loan Warrants which were issued to the Bridge Loan Lenders in March 2017, April 2017 and May 2017 that are categorized within the Level 3 fair value hierarchy:

Volatility	70%
Risk free rate	2.40%
Discount for lack of marketability	10%
The fair value of the Bridge Loan Warrants under Level 3 measurement was $6,534.
In May 2017, upon exercise of the Primary Warrant, the Company issued the 10% Warrant to Acacia.

The following table summarizes quantitative information with respect to the significant unobservable inputs used for the Company’s 10% Warrant that is also categorized as Level 3 within the fair value hierarchy:

May 17, 2017
Volatility	70%
Risk free rate	1.44%
Discount for lack of marketability	0%
The fair value of the 10% Warrant under Level 3 measurement was $5,790.
NOTE 4. INTANGIBLE ASSETS
In December 2017, the Company acquired the advanced data analytics software and related intellectual property assets of Atigeo Corporation for total consideration of $3,004. This acquisition adds proprietary machine learning capabilities to the Company’s growing body of technology and intellectual property in data science and will help the Company further refine its conducted learning. The Company also acquired a domain name for consideration of $30 in 2017.
These definite-lived assets will be amortized over a period of three years. During 2017, the Company recorded amortization expense of $8 related to these definite-lived assets. The following table summarizes the future estimated annual amortization expense for these assets over the next three years:

Years Ending December 31,	Minimum Annual Amortization
2018	$1,011
2019	1,011
2020	1,004
Total	$3,026
NOTE 5. CONSOLIDATED FINANCIAL STATEMENTS DETAILS
Consolidated Balance Sheets Details
Property, Equipment and Improvements, Net
Property, equipment and improvements consisted of the following:

	As of December 31,
	2017	2016
Property and equipment	$378	$164
Leasehold improvements	27	12
Construction in progress	435	—
	840	176
Less: accumulated depreciation	(160)	(108)

Property, equipment and improvements, net	$680	$68
The construction in progress balance at December 31, 2017 consisted primarily of expenditures related to the build out of office space at the Company’s headquarters, which is expected to be completed in the first half of 2018. Depreciation expense was $52 and $32 for the years ended December 31, 2017 and 2016, respectively.

Capitalized Software, Net
Capitalized software is presented in the Company’s consolidated balance sheets under other assets and consisted of the following:

	As of December 31,
	2017	2016
Capitalized software	$471	$471
Less: accumulated depreciation	(343)	(150)

Capitalized software, net	$128	$321

Amortization expense related to capitalized software was $193 and $119 during the years ended December 31, 2017 and 2016, respectively. The account balance of $128 at December 31, 2017 will be fully amortized in 2018.
Other Accrued Liabilities
Other accrued liabilities were comprised of the following:

	As of December 31,
	2017	2016
Accrued payroll and benefits	$3,117	$500
Other accruals	1,325	2,560

Total	$4,442	$3,060

Consolidated Statements of Operations and Comprehensive Loss Details
Net Revenues
Net revenues for the periods presented were comprised of the following:

	Year Ended December 31,
	2017	2016
Media agency revenues	$12,949	$8,404
AI platform revenues	1,464	507

Total net revenues	$14,413	$8,911

During the years ended December 31, 2017 and 2016, the Company made $113,513 and $75,074 in gross media placements, of which $95,989 and $64,923, respectively, were billed directly to customers. Of the amounts billed directly to customers, $83,040 and $56,519 represented media-related costs netted against billings during the years ended December 31, 2017 and 2016, respectively.

Other Expense, Net
Other expense, net for the years ended December 31, 2017 and 2016 were comprised of the following:

	Year Ended December 31,
	2017	2016
Interest expense	$(4,236)	$(3,890)
Interest income	211	6
Stock warrants issued	(5,790)	—
Write-off of deferred debt discounts and issuance costs	(10,132)	—
Gain on fair value change of warrant liability	7,114	950
Other	—	(259)

Other expense, net	$(12,833)	$(3,193)
Interest expense, net for the years ended December 31, 2017 and 2016 included amortization of deferred debt discounts and issuance costs of $3,740 and $3,603, respectively, related to the Company’s convertible notes payable.
NOTE 6. CONVERTIBLE NOTES PAYABLE
Acacia Note
In 2016, the Company borrowed a total of $20,000 under the Acacia Note. The Acacia Note had an interest rate of 6.0% per year, with interest payable at maturity in November 2017, and was secured by substantially all of the Company’s assets.
In conjunction with the Acacia Note, the Company issued to Acacia three four-year warrants (the Acacia Note Warrants) to purchase a number of shares of the Company’s common stock that would be determined in the future depending upon a number of factors, including whether the Acacia Note was converted to the Company’s common stock or repaid at maturity. The Company also issued to Acacia the Primary Warrant. Under the Primary Warrant, Acacia could purchase shares of the Company’s common stock if certain events occurred in the future in an amount equal to $50,000 less the balance of the Acacia Note principal and accrued interest.
The total fair value of the Acacia Note Warrants was $841 and was treated as a debt discount to the Acacia Note. The fair value of the Primary Warrant was $8,064 and was treated as a warrant liability.
At the time of the Company’s IPO, the Acacia Note, which had a principal balance of $20,000 and accrued interest of $737, was automatically converted into 1,523,746 shares of the Company’s common stock at a conversion price per share of $13.6088. As a result of the conversion of the Acacia Note, the Company recorded a charge of $4,347, representing the unamortized balances of the debt discounts and debt issuance costs, which was presented as an expense in other expense, net in the Company’s consolidated statement of operations and comprehensive loss for the year ended December 31, 2017.
Bridge Loan
In March 2017, the Company entered into a Note Purchase Agreement with the Bridge Loan Lenders, which provided for the Bridge Loan. The convertible promissory notes issued to the Bridge Loan Lenders pursuant to the Bridge Loan accrued interest at the rate of 8% per annum, compounded quarterly. The borrowings were due and payable on November 25, 2017, and the Company’s obligations under this facility were secured by a security interest in substantially all of the assets of the Company, which was of equal priority to the security interests of Acacia under the Acacia Note. The Company drew down the initial $2,000 installment under the Bridge Loan upon the execution of the Note Purchase Agreement. In April 2017, the Company borrowed an additional $2,000 under the Bridge Loan. In May 2017, the Bridge Loan Lenders funded the remaining undrawn amounts of $4,000 under the Bridge Loan, which increased the outstanding principal balance of the Bridge Loan to $8,000.
Upon the execution of the Note Purchase Agreement, the Company issued an aggregate of 120,000 shares of the Company’s common stock to the Bridge Loan Lenders in accordance with the agreement. In addition, in connection with the funding of the $8,000 principal amount of the Bridge Loan in March 2017, April 2017 and May 2017, the Company issued to the Bridge Loan Lenders an aggregate of 180,000 shares of the Company’s common stock and warrants to purchase an aggregate of 240,000 shares of common stock. Such warrants were automatically adjusted upon completion of the IPO to be exercisable to purchase an aggregate of 313,440 shares of the Company’s common stock (which was equal to 1.5% of the fully diluted shares of common stock outstanding immediately following the closing of the IPO).
The fair value of the common stock and warrants that were issued to the Bridge Loan Lenders in March 2017 and April 2017 totaled $3,664 and was treated as a debt discount to the Bridge Loan.
Concurrent with the closing of the IPO on May 17, 2017, the $8,000 principal balance of the Bridge Loan and accumulated accrued interest of $45 were automatically converted into an aggregate of 590,717 shares of the Company’s common stock at a conversion price per share of $13.6088. As a result of the conversion of the Bridge Loan, the Company recorded a charge of $2,915, representing the unamortized balance of the debt discounts and debt issuance costs, which was presented as an expense in other expense, net in the Company’s consolidated statement of operations and comprehensive loss for the year ended December 31, 2017. In addition, upon the issuance of the additional common stock and warrants to the Bridge Loan Lenders upon the funding of the remaining undrawn amounts of $4,000 under the Bridge Loan in connection with the IPO, the Company recorded charges of $1,100 and $1,770, related to such common stock and warrants, respectively. Such amounts were presented as an expense in other expense in the Company’s consolidated statement of operations and comprehensive loss for the year ended December 31, 2017 with a corresponding credit to additional paid-in capital in the Company’s consolidated balance sheet.
The following table represents a reconciliation of the principal amounts of the Acacia Note to the convertible note payable presented in the Company’s consolidated balance sheet as of December 31, 2016 (no balances were outstanding under the Acacia Note or Bridge Loan as of December 31, 2017):

First Loan principal, August 15, 2016	$10,000
Second Loan principal, November 25, 2016	10,000
Debt discounts associated with stock warrants, net	(6,793)
Debt issuance costs, net	(105)
Accrued interest	286

Convertible note payable	$13,388

NOTE 7. COMMITMENTS AND CONTINGENCIES
Gain on Settlement of Insurance Claim
In December 2017, the Company entered into a settlement agreement and mutual release with the Company’s professional employer organization (“PEO”) and the PEO’s employment practices liability insurer related to the Company’s claim for reimbursement of legal fees that it had incurred in defending a lawsuit brought by a former employee. In the agreement, the insurer agreed to pay $400 to the Company in settlement of its claim, with the payment to be made within 14 days after the agreement’s effective date. Under ASC450-30, Gain Contingencies , a gain contingency should be recognized when realization is assured beyond a reasonable doubt. As such, since the settlement payment was subsequently collected in full in January 2018, the Company recorded the gain as a credit to general and administrative expenses in its consolidated statement of operations and comprehensive loss for the year ended December 31, 2017.
Employment Agreements
In March 2017, the Company entered into three-year employment agreements with each of Chad Steelberg, the Company’s Chief Executive Officer, and Ryan Steelberg, the Company’s President. Under the agreement with Chad Steelberg, as of the end of each calendar quarter during the term of the agreement (following March 31, 2017) during which Chad Steelberg is still employed by the Company, the Company will issue to Mr. Steelberg a number of shares of its common stock calculated by dividing $125 by the fair market value (as defined in the agreement) of the Company’s common stock. During the year ended December 31, 2017, Chad Steelberg received 17,807 shares of common stock pursuant to this agreement. The agreement with Ryan Steelberg provides that he shall receive an annual salary of $350.
Leases
On July 24, 2017, the Company entered into a Lease Agreement covering 38,875 square feet of office space for its corporate headquarters, with a term that commenced on March 1, 2018 and will continue through December 2024. The effective base rental payments under this lease are approximately $114 per month, and the Company also pays certain operating expenses relating to the space. Subject to meeting certain conditions, the Company has two options to extend the term for additional periods of five years each, and has certain rights to lease other available space in the building.
In addition to its principal executive offices, the Company leases 7,965 square feet in San Diego, California pursuant to a lease that expires in August 2022. The total payments under this lease is approximately $21 per month.
As of December 31, 2017, future minimum lease payments were as follows:

Year Ending December 31,	Minimum Annual Lease Payments
2018	$416
2019	1,510
2020	1,819
2021	1,875
2022	1,833
Thereafter	3,137

Total	$10,590

Rent expense totaled $866 and $588 for the years ended December 31, 2017 and 2016, respectively.
Other Contingencies
From time to time, the Company may be involved in litigation relating to claims arising out of its operations in the normal course of business. The Company currently is not a party to any legal proceedings, the adverse outcome of which, in management’s opinion, individually or in the aggregate, would have a material adverse effect on the Company’s results of operations, financial position or cash flows.
NOTE 8. REDEEMABLE CONVERTIBLE PREFERRED STOCK
In connection with the RAC and NM transactions, the Company issued 2,666,667 and 3,000,000 shares of Series A-1 preferred stock and Series A preferred stock, respectively. In July 2014, the Company issued

3,092,781 shares of Series B preferred stock at $4.85 per share for gross proceeds of approximately $15,000. In July 2016, all outstanding shares of Series A-1 preferred stock were converted on a one-for-one basis into shares of Series A preferred stock.
The Series B preferred stock was recorded at the amount of the cash received at the date the shares were issued, with an offset for stock issuance costs. Stock issuance costs are amortized using a method that approximates the effective interest method over the term of the related financing. In the Company’s consolidated financial statements, the value of the Series B Preferred Stock was accounted for as temporary equity and was increased each period by the liquidation preference and by the amortization of the stock issuance costs over a five-year life, at which point the Series B preferred stock holders have the right of redemption. The liquidation preference and the amortization of stock issuance costs were reflected as accretion of redeemable convertible preferred stock in the consolidated statements of operations and comprehensive loss and were accounted for as an increase to net loss attributable to common shareholders.
The Series A preferred stock, along with shares of the Company’s common stock, were issued to the holders of NM’s membership interests in exchange for such interests. NM was under common control with the Company, and NM’s assets had a net book value of $1,500. Following the guidance of ASC 805-50, the assets and liabilities of NM were recorded by the Company at their historical basis, and the Series A preferred stock and common stock issued to the holders of NM’s membership interests were assigned values at the merger date based on the relative fair value of the preferred stock and common stock issued. The fair value attributed to the Series A preferred stock was less than its original issue price of approximately $1.76 per share. The Series A preferred stock was accounted for as temporary equity and was increased each period to reflect the increased liquidation preference and the amortization of the discount to the original issue price over a five-year life, at which point the Series A preferred stockholders have the right of redemption. The liquidation preference and the amortization of discount were reflected as accretion of redeemable convertible preferred stock in the consolidated statements of operations and comprehensive loss and were accounted for as an increase to net loss attributable to common shareholders.
Each share of the redeemable convertible preferred stock had a liquidation preference equal to the applicable original issue price of each series, plus an eight percent compounded annual return, subject to adjustment for stock dividends, splits, combinations, recapitalizations and the like with respect to such shares. The preferred stock was redeemable at any time after July 15, 2019 if the holders of the minimum number of outstanding shares made that election. As of December 31, 2016, the holders of Series B preferred stock had a liquidation preference over the holders of Series A preferred stock and common stock by approximately $5.86 per share. As of December 31, 2016, the holders of Series A preferred stock had a liquidation preference over the holders of common stock by approximately $2.14 per share.
The redeemable convertible preferred stock was convertible into the Company’s common stock at the option of the holders. Also, the redeemable convertible preferred stock would automatically convert into the Company’s common stock upon a public offering with gross proceeds of at least $15,000. In the conversion to common stock, the holders of the redeemable convertible preferred stock would receive one share of the Company’s common stock for each share of redeemable convertible preferred stock multiplied by the share’s liquidation preference divided by its original issue price.
Concurrent with the closing of the IPO, the Series B preferred stock, which had a liquidation preference of $18,668 and a net book value of $18,463, was automatically converted into 2,309,135 shares of the Company’s common stock, and the Series A preferred stock, which had a liquidation preference of $8,598 and a net book value of $6,272, was automatically converted into 2,922,798 shares of the Company’s common stock. The differences between the liquidation preference and book value of the Series B and Series A preferred stock of $205 and $2,326, respectively, were recorded as accretion of redeemable convertible preferred stock in the Company’s statement of operations and comprehensive loss for the year ended December 31, 2017 and an increase to additional paid-in capital in the Company’s consolidated balance sheet at December 31, 2017.

For the year ended December 31, 2017, the Company recorded the amount of the beneficial conversion feature of the Series B and Series A preferred stock amounting to $226 and $328, respectively, as the respective conversion prices for such shares were less than the fair market value of the underlying preferred stock. The beneficial conversion feature resulted in the recording of a discount against the preferred stock and a corresponding credit to the Company’s additional paid-in capital. For the year ended December 31, 2017, the aggregate amortization of the discount for the Series B and Series A preferred stock were $67 and $96, respectively, and were presented as an addition to accretion of redeemable convertible preferred stock in the Company’s statement of operations and comprehensive loss for that period. As a result of the conversion of the Series B and Series A preferred stock, the Company recorded the write-off of the unamortized portion of the beneficial conversion feature of $159 and $232, respectively, as accretion of redeemable convertible preferred stock in the Company’s statement of operations and comprehensive loss for the year ended December 31, 2017.
In May 2017, the Board of Directors and the stockholders of the Company approved the decrease in the Company’s authorized preferred stock from 11,500,000 shares to 1,000,000 shares (par value $0.001 per share), effective following the closing of the IPO and the filing of the Company’s amended and restated certificate of incorporation.
NOTE 9. STOCKHOLDERS’ EQUITY (DEFICIT)
Reverse Split
In April 2017, the Company’s Board of Directors and stockholders approved a 0.6-for-1.0 reverse split of the Company’s common stock, which was effected on April 20, 2017 (the “Reverse Split”). In connection with the Reverse Split, each share of the Company’s issued and outstanding common stock was converted and combined into 0.6 shares of common stock. No fractional shares were issued in connection with the reverse split, and any fractional shares resulting from the Reverse Split were cashed out. The Company has reflected the effect of the Reverse Split in these consolidated financial statements as if it had occurred at the beginning of the earliest period presented. As a result of the Reverse Split, the conversion price of each series of preferred stock was proportionally increased.
Increase in Authorized Shares of Common Stock
In May 2017, the Company’s Board of Directors and stockholders approved the increase in the Company’s authorized common stock to 75,000,000 shares from 38,500,000 shares (par value of $0.001 per share), effective following the closing of the IPO and the filing of the Company’s amended and restated certificate of incorporation.
Issuances of Common Stock
During 2017, the Company issued a total of 13,538,080 shares of common stock, net of 22,243 shares of restricted stock forfeited by employees due to termination of employment, 1,227 shares of common stock withheld in payment of taxes due by employees upon vesting of restricted stock, and 7,500 shares of common stock repurchased by the Company, as follows:

(a)	120,000 shares to the Bridge Loan Lenders upon execution of the Note Purchase Agreement in March 2017,

(b)	90,000 shares in connection with the $2,000 Bridge Loan borrowings in March 2017 and April 2017,

(c)	2,500,000 shares for the IPO,

(d)	2,309,135 shares for the conversion of the Series B preferred stock upon the IPO,

(e)	2,922,798 shares for the conversion of the Series A preferred stock upon the IPO,

(f)	2,150,335 shares for the exercise of the Primary Warrant upon the IPO,

(g)	1,523,746 shares for the conversion of the Acacia Note and accrued interest upon the IPO,

(h)	590,717 shares for the conversion of the Bridge Loan and accrued interest upon the IPO,

(i)	90,000 shares in connection with the $4,000 Bridge Loan borrowing in May 2017,

(j)	1,121,250 shares for the follow-on common stock offering in November 2017,

(k)	6,000 shares of common stock issued to a consultant for services rendered, and

(l)	145,069 shares issued under the Company’s Stock Plans.
Dispute Settlement
On December 23, 2016, the Company entered into a settlement agreement and release relating to certain claims by a former employee, pursuant to which the Company paid to the former employee a lump sum cash payment of $350 on January 4, 2017, which included a payment to the former employee to repurchase 7,500 shares of the Company’s common stock in the amount of $56, representing the fair value of such stock at that time. In connection with the settlement, in 2016, the Company recorded $294 in general and administrative expense. In addition, pursuant to the agreement, Chad Steelberg, the Company’s Chairman of the Board and Chief Executive Officer, purchased all of the former employee’s membership interests in BV16, LLC, a minority stockholder in the Company.
Share Issuance to Existing Stockholders
In April 2016, the Company issued 961,835 shares of the Company’s common stock valued at $1.50 per share to an entity beneficially owned by the Company’s Chief Executive Officer and President, who are also directors and indirect stockholders of the Company (the “Founders”). The shares were issued to the Founders in consideration for services rendered to the Company in the first four months of 2016, and the Company recorded stock-based compensation expense of $1,443 in the year ended December 31, 2016. In April 2016, the Company entered into an agreement with a stockholder who initially dissented to the issuance of shares to the Company’s Founders. Pursuant to the agreement, the Company agreed to issue to such stockholder an aggregate of 106,420 shares of the Company’s common stock and paid to such stockholder an amount equal to an aggregate of $287, representing (i) the estimated taxes for the shares to be issued to such stockholder and (ii) the reimbursement of certain legal fees. In addition, the Company has agreed to indemnify such stockholder for any losses, damages and costs associated with certain matters related to the bankruptcy of the Company that owned ROIM, and for any additional taxes that may be incurred by such stockholder in connection with the issuance to such stockholder of the foregoing 106,420 shares of common stock. In connection with the issuance of these shares, the Company recorded an expense of $159, which was included in general and administrative expense for the year ended December 31, 2016.
Common Stock Warrants
During 2017, the Company issued warrants to purchase 1,122,840 shares of common stock, as listed below:

Description	Vesting terms	Life in years	Exercise Price	Number of shares of common stock
10% Warrant	50% on issuance; 50% in May 2018	5	$13.6088	809,400
Bridge Loan Warrants	Fully vested on issuance	10	$13.6088	313,440

During 2016, the Company issued warrants to purchase 2,552,068 shares of common stock, as listed below:

Description	Vesting terms	Life in years	Exercise Price	Number of shares of common stock
Acacia Note Warrants	Fully vested on issuance	4	$13.6088	154,311
Acacia Primary Warrant	Fully vested on issuance	5	$13.6088	2,150,335
Westwood One	Upon achievement of performance condition	10	$8.0833	247,422
The Acacia Primary Warrant was exercised in connection with the Company’s IPO. The warrant issued to Westwood One will vest upon the achievement of a performance condition related to sales of licenses to the Company’s AI platform. As of December 31, 2017 and 2016, achievement of such performance condition was not deemed probable and, therefore, no expense related to this warrant has been recorded in the Company’s consolidated statements of operations and comprehensive loss for the years ended December 31, 2017 and 2016. As of December 31, 2017, the Company had a total of 1,524,573 warrants issued and outstanding.
NOTE 10. STOCK PLANS
Stock Incentive Plans
In 2014, the Company’s Board of Directors and stockholders approved and adopted the 2014 Stock Option/Stock Issuance Plan (the “2014 Plan”), which was amended in March 2015, October 2016 and April 2017. The Plan provides that awards granted may be options, restricted stock or restricted stock units. Stock option awards may be either incentive stock options or non-qualified options. Awards may be granted to eligible employees, directors and consultants under the 2014 Plan. The Company’s Board of Directors has resolved not to make any further awards under the 2014 Plan following the completion of the Company’s IPO. The 2014 Plan will continue to govern all outstanding awards granted thereunder.
In April 2017, the Company’s Board of Directors and stockholders approved and adopted the 2017 Stock Incentive Plan (the “2017 Plan”), which became effective on May 11, 2017. Under the 2017 Plan, employees, non-employee directors, consultants and advisors may be granted options, stock appreciation rights, stock awards and restricted stock units. The Company had initially reserved 2,000,000 shares of its common stock for issuance under the 2017 Plan. The share reserve will increase automatically on the first trading day of January each calendar year, beginning with calendar year 2018, by an amount equal to 3% of the total number of shares of common stock outstanding on the last trading day in December of the immediately preceding calendar year, up to an annual maximum of 750,000 shares. As of December 31, 2017, an aggregate of 1,372,767 shares of common stock were available for future grant under the 2017 Plan.
The 2014 Plan and the 2017 Plan are collectively referred to herein as the “Stock Plans.” The Stock Plans are administered by the compensation committee of the Board of Directors, which determines the recipients and the terms of the awards granted. All stock options granted under the Stock Plans have exercise prices equal to or greater than the fair market value of the Company’s common stock on the grant date, and expire ten years after the grant date, subject to earlier expiration in the event of termination of the optionee’s continuous service with the Company.
Equity awards that have been granted under the Stock Plans to employees (with the exception the Company’s Chief Executive Officer and President) and consultants generally vest over a period of four years (with certain limited exceptions), subject to the optionee’s continuous service with the Company. The restricted stock units awarded to members of the Company’s Board of Directors under the automatic grant program provisions of the 2017 Plan vest over a period of one year.

In May 2017, the Company granted to the Company’s Chief Executive Officer, Chad Steelberg, and President, Ryan Steelberg, pursuant to the terms of their employment agreements, (i) options to purchase an aggregate of 2,089,638 shares of the Company’s common stock, which are subject to time-based vesting conditions, and (ii) options to purchase an aggregate of 1,044,818 shares of the Company’s common stock, which are subject to performance-based vesting conditions. The exercise price of all such stock options is $15 per share, which was the IPO price of the Company’s common stock. The time-based stock options vest in equal monthly increments over three years, subject to each executive’s continuous service with the Company, and subject to acceleration of vesting under certain circumstances as set forth in the option agreements. The performance-based stock options were to vest upon the earlier of the first date on which the market capitalization of the Company’s common stock equaled or exceeded $400,000 over five consecutive business days, or five years after the IPO. In September 2017, the performance-based stock options vested in full, as the performance measure relating to the Company’s market capitalization was achieved. Total stock-based compensation expense of $9,282 was recorded in 2017 for these performance-based stock options.
The shares of common stock issuable to Chad Steelberg on a quarterly basis in lieu of salary pursuant to his employment agreement are fully vested upon issuance.
Stock-based Compensation
The Company recognizes stock-based compensation expense for awards granted under the Stock Plans ratably over the requisite service period, which is generally the vesting period. The Company also recognizes stock-based compensation expense related to the Company’s Employee Stock Purchase Plan (“ESPP”) ratably over each purchase interval.
The fair values of stock options and purchase rights under the ESPP are determined as of the grant date using the Black-Scholes option-pricing model. The assumptions used in calculating the fair values of options granted during the years ended December 31, 2017 and 2016 are set forth in the table below:

	Year Ended December 31, 2017	Year Ended December 31, 2016
Expected terms (in years)	5.83 - 6.31	5.58 - 6.08
Expected volatility	52% -65%	55%% - 60%
Risk-free interest rate	1.79% - 2.20%	1.30% - 1.72%
Expected dividend yield	—	—
The assumptions used in calculating the fair values of purchase rights granted under the ESPP during the year ended December 31, 2017 are set forth in the table below:

Year Ended December 31, 2017
Expected term (in years)	0.50
Expected volatility	53%
Risk-free interest rate	1.15%
Expected dividend yield	—

The Company’s stock-based compensation expense for the years ended December 31, 2017 and 2016 totaled $16,089 and $1,730, respectively. The stock-based compensation expense by type of award and by operating expense grouping are presented below:

	Year Ended December 31,
	2017	2016
Stock-based compensation expense by type of award:
Restricted stock	$891	$151
Common stock awards	375	1,442
Restricted stock units	327	—
Stock options	14,391	137
Employee stock purchase plan	105	—

Total	$16,089	$1,730

Stock-based compensation expense by operating expense grouping:
Sales and marketing	$438	$71
Research and development	464	31
General and administrative	15,187	1,628

Total	$16,089	$1,730

In recognizing stock-based compensation expense related to equity awards under the Company’s Stock Plans for the years ended December 31, 2017 and 2016, the Company applied an estimated forfeiture rate of ten percent (10%) based on historical and estimated future turnover of the Company’s employees.
Restricted Stock
The Company’s restricted stock activity for the year ended December 31, 2017 was as follows:

	Shares	Weighted Average Grant Date Fair Value
Unvested at December 31, 2016	208,886	$4.80
Granted	64,240	$15.47
Forfeited	(22,241)	$8.42
Vested	(103,429)	$8.50

Unvested at December 31, 2017	147,456	$6.30

As of December 31, 2017, total unrecognized compensation cost related to restricted stock was $1,030, which is expected to be recognized over a period of 2.2 years. The weighted average grant date fair value per share of restricted stock granted was $15.47 and $4.71 for the years ended December 31, 2017 and 2016, respectively. The fair values of restricted stock vested during the years ended December 31, 2017 and 2016 totaled $2,185 and $243, respectively.

Restricted Stock Units
The Company’s restricted stock units activity for the year ended December 31, 2017 was as follows:

	Shares	Weighted Average Grant Date Fair Value
Unvested at December 31, 2016	—	$—
Granted	35,576	$14.76
Forfeited	—	$—
Vested	—	$—
Unvested at December 31, 2017	35,576	$14.76
As of December 31, 2017, total unrecognized compensation cost related to restricted stock units was $197, which is expected to be recognized over a period of 0.4 year.
Stock Options
The Company’s stock option activity for the year ended December 31, 2017 was as follows:

	No. of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2016	680,434	$2.27	8.49	$3,031
Options Granted	4,383,208	$15.27
Options Exercised	(80,829)	$1.62
Options Forfeited	(161,346)	$9.90
Options Expired	(18,873)	$1.50
Outstanding at December 31, 2017	4,802,594	$13.89	9.17	$44,712
Exercisable at December 31, 2017	1,805,482	$12.44	8.85	$19,433
Vested and expected to vest at December 31, 2017	4,715,202	$13.87	9.17	$43,994
The aggregate intrinsic value in the table above represents the difference between the fair market value of the Company’s common stock and the average option exercise price of in-the-money options multiplied by the number of such options. The weighted average grant date fair value per share of stock options granted was $8.95 and $2.14 for the years ended December 31, 2017 and 2016, respectively. The aggregate intrinsic value of the options exercised during the years ended December 31, 2017 and 2016 was $1,875 and $258, respectively. The total grant date fair value of stock options vested during the years ended December 31, 2017 and 2016 was $13,094 and $95, respectively.
At December 31, 2017, total unrecognized compensation expense related to stock options was $23,408 and is expected to be recognized over a weighted average period of 2.8 years.
Employee Stock Purchase Plan
In April 2017, the Company’s Board of Directors and stockholders approved and adopted the ESPP, which became effective on May 11, 2017. The ESPP is administered by the compensation committee of the Board of Directors and is intended to qualify as an employee stock purchase plan under Section 423 of the Code. The purchase price for shares of the Company’s common stock under the ESPP will be established by the plan administrator prior to the start of the offering period, but will not be less than 85% of the lower of the fair market value of the Company’s common stock on (i) the date the eligible employee enters an offering period and (ii) the purchase date. Each purchase right granted to an employee will provide an employee with the right to purchase up to 1,000 shares of common stock on each purchase date within the offering period. However, no employee will have the right to purchase shares of the Company’s common stock in an amount that, when aggregated with the shares subject to purchase rights under all Company employee stock purchase plans that are also in effect in the same calendar year, have a fair market value of more than $25, determined as of the first day of the applicable offering period.
The Company has initially reserved 1,000,000 shares of its common stock for issuance under the ESPP. The share reserve will increase automatically on the first trading day of January each calendar year, beginning with calendar year 2018, by an amount equal to 1% of the total number of shares of common stock outstanding on the last trading day in December of the immediately preceding calendar year, up to an annual maximum of 250,000 shares. Accrued employee contributions as of December 31, 2017 amounted to $253. As of December 31, 2017, no shares of common stock had been purchased by the Company’s employees under the ESPP.
NOTE 11. PROVISION FOR INCOME TAXES
The Tax Cuts and Jobs Act (the “Tax Reform”) was enacted in December 2017. Among other things, the primary provision of the Tax Reform impacting the Company is the reduction to the U.S. corporate income tax rate from 35% to 21%. The change in tax law required the Company to remeasure existing net deferred tax assets using the lower rate in the period of enactment resulting in an income tax expense of approximately $10 million in the year ended December 31, 2017. This expense was fully offset by a corresponding reduction in the Company’s valuation allowance. The Company has reported provisional amounts for the income tax effects of the Tax Reform for which the accounting is incomplete but a reasonable estimate could be determined. There were no amounts accounted for by the Company under the prior tax law for which the specific impact of the Tax Reform could not be reasonably estimated. Based on a continued analysis of the estimates and further guidance on the application of the law, it is anticipated that additional revisions may occur throughout the allowable measurement period.
The provision for income taxes consisted of the following for the years ended December 31, 2017 and 2016:

	Year Ended December 31,
	2017	2016
Current:
Federal	$—	$—
State	6	6

Total current	6	6

Deferred:
Federal	(7,216)	(6,658)
State	(1,210)	42

Total deferred	(8,426)	(6,616)

Change in valuation allowance	8,426	6,616

Total deferred	—	—

Provision for income taxes	$6	$6

The significant components of the Company’s deferred income tax assets and liabilities as of December 31, 2017 and 2016 were as follows:

	As of December 31, 2017	As of December 31, 2016
Deferred tax assets:
Net operating loss carryforwards and credits	$13,844	$11,401
Stock-based compensation	3,416	—
Accrued expenses	445	301
Research credits	490	—
Other	83	66

	18,278	11,768

Deferred tax liabilities:
State taxes	—	—
Convertible note payable	—	(1,823)
Stock-based compensation	—	(94)

	—	(1,917)

Valuation allowance	(18,278)	(9,851)

Total deferred tax liabilities	$—	$—

The Company has evaluated the available positive and negative evidence supporting the realization of its gross deferred tax assets, including its cumulative losses, and the amount and timing of future taxable income, and has determined it is more likely than not that the assets will not be realized. Accordingly, the Company recorded a full valuation allowance as of December 31, 2017 and 2016 against its U.S. federal and state deferred tax assets as of December 31, 2017 and 2016. The Company’s valuation allowance increased by $8,426 and $6,616 during the years ended December 31, 2017 and 2016, respectively.
As of December 31, 2017, the Company has federal and state net operating loss carryforwards of approximately $62,036 and $61,807, respectively. The U.S. federal and state net operating losses will begin to expire in 2034, unless previously utilized. In addition, the Company has federal and state research and expenditure credit carryforwards approximately $200 and $200, respectively as of December 31, 2017. The federal research and expenditure credit will expire in 2026 if unused and the state research and expenditure credit may be carried forward indefinitely. Certain tax attributes may be subject to an annual limitation in the event there has been or is a change of ownership as defined under Internal Revenue Code Section 382.
As of December 31, 2017 and 2016, the Company’s pre-tax unrecognized excess tax benefits of $2,100 and $0, respectively, relating to stock-based compensation were not included in the deferred tax assets and will create a benefit to additional paid-in capital when recognized.
The Company is subject to taxation in the United States and various states. Its U.S. federal tax returns and state returns are open for examination for tax years 2014 and forward. Neither the Company nor any of its subsidiaries are currently under examination from tax authorities in the jurisdictions in which the Company does business.

The difference between the income tax expense at the federal statutory rate and the Company’s effective tax rate from the Company’s continuing operations is as follows:

	December 31, 2017	December 31, 2016
Federal statutory rate	34.00%	34.00%
State income tax rate, net of Federal tax benefit	1.28	(0.14)
Mark to market adjustment on stock warrants	4.06	1.22
Meals and entertainment and other	1.67	1.16
Debt discount amortization	(2.42)	—
Loss on stock warrants issued	(3.30)	—
Loss on write-off of deferred debt discount	(5.78)	—
Change in valuation allowance	(12.61)	(36.22)
Rate change due to tax law change	(16.89)	—

Effective tax rate	0.01%	0.02%

NOTE 12. RELATED PARTY TRANSACTIONS
Two members of Acacia’s Board of Directors and one member of Acacia’s executive management are members of the Company’s Board of Directors. As a result, Acacia is a related party and the transactions with Acacia described in Note 6 are related party transactions.
Chad Steelberg and Ryan Steelberg, who are executive officers of the Company, collectively own fifty percent of VLOC’s membership interests. VLOC is one of the Bridge Loan Lenders, as described in Note 6. The Bridge Loan transactions described in Note 6 are related party transactions.
In March 2017, the Company entered into employment agreements with Chad Steelberg and Ryan Steelberg, who are executive officers of the Company. See Note 7 for a discussion of these employment agreements.
As discussed in Note 9, in April 2016, the Company issued 961,835 shares of the Company’s common stock at $1.50 per share to an entity beneficially owned by the Founders of the Company. The shares were issued to such entity in consideration for the services rendered to the Company by the Founders during the first four months of 2016.
The Company reimbursed Chad Steelberg and Ryan Steelberg for the costs of their healthcare plans. During the years ended December 31, 2017 and 2016, the Company expensed $58 and $73 for the cost of such plans, respectively. As of December 31, 2017 and 2016, the Company has an accrual of $0 and $73, respectively, related to these healthcare plans.
In October 2014, the Company and Steel Ventures, LLC (“SVL”), an affiliated company whose beneficial owners have significant control over the Company, entered into an Intercompany Administrative Services Agreement (the “Service Agreement”) effective October 1, 2014 for a two-year period, with two two-year renewal options. Pursuant to the Service Agreement, SVL agreed to make its executive management, professional, technical and clerical employees available to the Company to assist in the operation and administration of the Company’s business. In addition, SVL agreed to make other services available to the Company through parties other than SVL’s personnel. In consideration for the above, SVL invoices the Company allocable costs based on a predefined allocation methodology. During the year ended December 31, 2016, the Company incurred fees of $1,105 for services received under the Service Agreement. This agreement expired by its term in September 2016 and so no fees were incurred under such agreement for fiscal 2017.
There were no other related party transactions as of December 31, 2017 and 2016.